Exhibit 10.4

April 24, 2020

Rodney Smith

Dear Rod:

I am pleased to confirm your promotion to the position of Executive Vice President, Chief Financial Officer and Treasurer effective March 16, 2020. This is an exempt position, and effective April 1, 2020, your annual base rate will be $575,000. With your promotion, your target bonus opportunity will increase to 100% of your annual earnings. This discretionary bonus plan is based upon performance against financial goals and objectives, and in accordance with the terms and conditions set forth in the relevant bonus plan.

In consideration of your acceptance of this offer, the Compensation Committee (the “Committee”), of the Company’s Board of Directors, has approved an equity-based incentive award with a value of $1,850,000, comprised of 40% restricted stock units (“RSUs”) and 60% Performance Share Units (“PSUs”). The PSUs are incentive grants with respect to the Common Stock that directly tie to the achievement of specific Company targets in terms of AFFO per share growth and Return on Invested Capital established by the Committee each year and vest if the targets are met or exceeded at the end of a period of three (3) years ending as to this grant on December 31, 2022. The effective grant date of the RSUs awarded will be the first business day of the month following the day on or preceding the 15th of the prior month in which your grant was approved, or, for the subject grant, May 1, 2020. The actual number of RSUs granted to you would be determined by dividing the $740,000 value by the closing price of the Common Stock on the grant date, rounding up to the next whole share in the case of fractional shares. The RSUs would vest over four (4) years of continuous employment with the Company, at a rate of 25% per year, commencing one (1) year from the grant date. The above terms are subject to the terms and conditions of the RSU and PSU award agreements and other plan documents relating to the American Tower Corporation 2007 Equity Incentive Plan, as amended, which will be provided to you shortly after the grant date.

As an Executive Vice President, you will be eligible for benefits of similarly situated employees. These benefits with respect to your Executive Vice President position would include continued participation in equity based Long-Term Incentive opportunity that is determined annually by the Chief Executive Officer and the Compensation Committee of the Board and is currently comprised of RSUs and Performance Share Units (“PSUs”). You will also receive an annual car allowance of $12,000 and reimbursement for your annual car insurance premiums. In addition, you will be eligible for other benefits which would include, among other things, severance benefits as outlined under the American Tower Corporation Severance Program for Executive Vice Presidents.

Please be advised that your employment with American Tower Corporation remains at will, which means that your employment may be terminated at any time with or without cause by either you or the Company, with or without advance notice.

Please sign below acknowledging the terms of your promotion and return to me. Congratulations Rod!

Sincerely,

/s/ Brenna D. Jones

Brenna D. Jones
SVP, Chief Human Resources Officer

_________________________________________________________________________________
My signature acknowledges acceptance and my agreement with the terms and conditions set forth in the letter.

/s/ Rodney M. Smith      5/6/2020
Rodney Smith      Date